ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

December 27, 2006

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549-7010

U.S.A.

Attention:

Mr. Mark A. Wojciechowski

Mail Stop 7010

Dear Mr. Wojciechowski:

Re:

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 21, 2006

File No. 000-50031

This letter is prepared for submission to your office - and is in response to the request made on page 7 of your letter dated December 11, 2006 with respect to the above noted Form 20-F Annual Report filing.  It is to confirm and acknowledge to your office that:

1.

This Company is responsible for the adequacy and accuracy of the disclosures in the 20-F Annual Report and other filings made by the Company with your office;

2.

SEC staff comments, or changes to disclosure and response to staff comments, do not foreclose the Commission from taking any action with respect to the 20-F filing;  and

3.

This Company may not assert staff comments as a defence in any proceedings initiated by the Commission, or any person under the Federal securities laws of the United States.

Sincerely,

ACREX VENTURES LTD.

Per:

Carl R. Jonsson,

Director and Secretary

CRJ:lrh

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